iROBOT CORPORATION
8 Crosby Drive
Bedford MA 01730

June 12, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

RE:	iRobot Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 001-36414
Dear Mr. Spirgel:
This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Commission’s letter sent May 31, 2017, and prior letters sent April 3, 2017 and April 21, 2017, to Colin M. Angle, Chief Executive Officer of iRobot Corporation (the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and the documents incorporated by reference therein. For reference purposes, the Staff’s comment has been reproduced in italics with the Company’s response below.
Financial Statements
Revenue Recognition, page 47

1.
We note your responses to our previous comments. Please confirm to us that you will disclose your accounts receivable reserve for rebates and price protection within Schedule II - Valuation and qualifying accounts, pursuant to Rule 5-04(a) of Regulation S-X. Include in this schedule any accrued liabilities recorded in your balance sheet as a specific customer reserve for price protection, pursuant to Rule 12-09 of Regulation S-X. In addition, please also confirm that you will fully comply with Rule 5-02(4) of Regulation S-X by disclosing on your balance sheet your accounts receivable allowance for price protection.

Response
The Company acknowledges the Staff’s comment. The Company continues to support its position that the amounts recorded for rebates and price protection are not an allowance for losses as addressed in ASC 210-10-45-13. The reduction in revenue and receivables occur in the same period and, therefore, are adjustments to the fixed and determinable price of product, rather than an allowance for a loss. In making this determination, the Company respectfully notes that Financial Accounting Standards Board Concepts Statement No. 6 defines a valuation account in paragraph 34 (as it relates to assets) and in paragraph 43 (as it relates to liabilities) as a separate item that reduces or increases the carrying amount of an asset. Examples of valuation accounts include an estimate of uncollectible amounts that reduces receivables to the amount expected to be collected, and a premium on a bond receivable that

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
June 12, 2017

increases the receivable to its amortized cost or present value. Valuation accounts are part of the asset or liability to which they relate and are neither assets nor liabilities in their own right. The Company’s customer-specific price protection balance is a liability in its own right and, consequently, does not meet the definition of a valuation account. The Company’s rest of world price protection balance is also a liability in its own right and does not meet the definition of a valuation account. Because the Company continues to sell product to its rest of world customers and the Company has the intent and ability to offset any customer assets with customer liabilities, the rest of world price protection balance is recorded as a contra asset. Accordingly, as noted above, the Company believes its rebates and price protection reserve are not valuation allowances requiring disclosure within Schedule II pursuant to Rule 5-04 (a) or Rule 12-09 of Regulation S-X and are not required to be disclosed on its balance sheet pursuant to Rule 5-02(4) of Regulation S-X. The Company, however, acknowledges that there may be times that either the amount or changes in the liability and other estimates for price protection may be material and useful to investors, and confirms to the Staff that it will continue to evaluate the importance of such information in each reporting period and will include disclosures of amounts, changes in amounts or both related to price protection in future filings when the Company determines that the information is material to an investor’s understanding of the Company’s business and financial results, as it did in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016. Related disclosures will be included in the Notes to the Financial Statements for all periods deemed to be material as considered appropriate by the Company based on the specific facts and circumstances.

In addition, the Company supplementally advises the Staff that, upon the Company’s adoption of Accounting Standards Codification 606 Revenue from Contracts with Customers (ASC 606), the Company will be required to include significant additional disclosures in its financial statements, including disclosure of the opening and closing balances of contract assets and liabilities, which will include rebates and price protection balances. ASC 606 will also require disclosure of quantitative and qualitative information about significant changes in contract assets and liabilities. The Company will adopt ASC 606 in its first quarter of fiscal 2018 and will provide the required disclosures under that guidance as they relate to rebates and price protection in its Quarterly Report on Form 10-Q for the first quarter of fiscal 2018.

* * * *
If you have any questions with regard to the Company’s responses or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 430-3000.
Sincerely,

/s/ Alison Dean

Alison Dean
Executive Vice President, Chief Financial Officer and Treasurer